Exhibit 99.1

Announcement

Tuesday, 9 December 2025	Woodside Energy Group Ltd ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

SUSTAINABILITY FOCUS SESSION 2025 TRANSCRIPT

Date: 8 December 2025

Time: 06:30 AWST/09:30 AEST (16:30 CDT on Sunday, 7 December 2025)

Start of Transcript

Operator: Welcome to the Woodside Sustainability focus session. Following the formal presentation, there will be Q&A session. Participants can ask both text and live audio questions during today’s call. To ask a text question, select the messaging icon, type your question in the box towards the top of the screen and press the send button.

To ask a live audio question, press the request to speak button at the top of the broadcast window. The broadcast will be replaced by the audio question screen. Use the dial in number and access PIN provided to ask your question via the phone.

Alternatively, for those on a home or personal network, you can ask your question via the web by pressing join queue.

If prompted, select allow in the pop up to grant access to your microphone. If you have issues using the platform today, dial in details can also be found on the homepage under asking audio questions. Text questions can be submitted at any time, and the audio queue is now open.

I will now hand over to Tony Cudmore.

Tony Cudmore: Well good morning everyone, and thank you for joining us online for our Sustainability Focus Session.

I’m Tony Cudmore, EVP Sustainability, Policy and External Affairs at Woodside. I’m joined by Vanessa Martin, Vice President of Investor Relations, and Sharon Reynolds, our Global Head of Indigenous Affairs and Human Rights, for today’s briefing. It’s really great to see many familiar names on the call and it’s a pleasure to host you today.

Before we get underway, I wanted to take a moment to highlight the artwork you can see on the screen. This piece is titled “Connection to Country” and was created by an incredibly talented Pilbara Indigenous artist named Bobbi Lockyer.

“Connection to Country” is a vibrant artwork that celebrates the deep bond between Aboriginal people and their connection to their ancestral land, and was the signature piece for Woodside’s 2022 Reconciliation Action Plan Report.

I also ask that you please take the time to read the disclaimers and other important information on slide two.

We are presenting from the Woodside Melbourne office, on the land of the Wurundjeri people of the Kulin Nation. Woodside acknowledges their continued connection to these lands and waters, and we pay our respects to Elders past and present.

At Woodside, sustainability is not a separate agenda, it’s embedded in our strategy and essential to delivering long-term value for our investors.

Conducting our business safely and reliably, and delivering on what we say, is only possible with a strong culture of sustainability and innovation.

We deeply value opportunities for direct, two-way engagement with our investors and sessions such as this are designed to deepen that dialogue by providing access to Woodside leaders on a range of sustainability topics, creating more space for meaningful conversation.

Moving to slide four, our company-wide sustainability strategy sets clear objectives across four material areas: health, safety and wellbeing; climate; Indigenous Peoples and cultural heritage; and environment and biodiversity.

At Woodside, we believe Indigenous cultural heritage and industry can successfully coexist and that Traditional Owners and Custodians can help us to understand, manage and protect cultural values.

This is why we have supported the inscription of the Murujuga Cultural Landscape on UNESCO’s World Heritage List since 2018. Today’s session is an opportunity to share more on this and it’s a pleasure to welcome Sharon to share her insights and outline the important work the team is doing to ensure cultural heritage is respected and preserved wherever Woodside has a presence.

Following Sharon’s presentation, we’ll have time for a question-and-answer session, so please hold your questions until that time.

With that, I’ll now hand over to Sharon.

Sharon Reynolds: Thank you Tony, and good morning everyone.

As mentioned, my name is Sharon Reynolds, and I am the Global Head of Indigenous Affairs and Human Rights at Woodside.

I am privileged to work in an area that is both personally and professionally meaningful to me. As an Indigenous woman from the South West of Western Australia, I take my duties to meaningfully engage with Traditional Owners and responsibly manage their cultural heritage values most seriously.

Pleasingly, Woodside’s approach with these issues aligns with my own values, which is why I have worked at Woodside for the last 15 years.

My work history is long, but I have always worked in Indigenous Affairs, at Woodside, in other resource companies, in government, and for Aboriginal corporations.

In the past two years, my role has expanded to include a broader human rights portfolio, adding another interesting lens to my work.

I would also like to acknowledge my team.

Woodside’s Indigenous Affairs team is a well-resourced, dedicated team of skilled subject matter experts in Indigenous cultural knowledge, community relations, law, archaeology, anthropology and communications. We directly report to Woodside’s executive through Tony Cudmore, and provide advice, input, support, and oversight across our global business.

I appreciate your interest in this topic, which is a very significant one for Woodside.

For those who have not seen it on-line, those moments in Paris in July when the Ngarda Ngarli Traditional Custodians received the UNESCO decision were very emotional, and deeply satisfying for everyone who had advocated for this unique cultural landscape to be included on UNESCO’s World Heritage List.

So it really is a pleasure to provide an overview of Murujuga’s cultural heritage significance, and how Woodside works responsibly and sustainably to operate our facilities in this special area.

Turning to slide six. Before speaking specifically on Murujuga and its World Heritage listing, I would like to take a couple of moments to outline Woodside’s overall approach to cultural heritage management, and its important role in how we engage and consult with Indigenous communities across our global activity set.

We have an established track record as a company with 40 years of operations alongside Murujuga’s culturally and spiritually significant heritage sites. Working closely with Traditional Owners and Custodians to help us understand, manage and protect cultural values is fundamental to Woodside’s activities.

Through our focus on meaningful and respectful engagements, that is guided by Indigenous Peoples communities on their preferred consultation, we have aimed to avoid or minimise the potential impacts of our operations, that demonstrates that Indigenous cultural heritage and industry can coexist.

This approach not only helps us build trust and inform awareness within Indigenous communities about our approach and activities, it also plays a critical role and supports our overall business performance, through consultations and engagement to support timely project approvals.

A good example of this is our consultation with Indigenous stakeholders to support our Scarborough Energy Project, which as many of you know involves the construction of onshore and offshore infrastructure in the Murujuga Cultural Landscape. Each of our Scarborough approvals reflects consultations with 18 Indigenous stakeholder groups since 2021, and responded to a complex and evolving regulatory landscape.

Our cultural heritage activities in support of Scarborough, and other activities in the region, are extensive. We work collaboratively with the Ngarda Ngarli Traditional Custodians to conduct independent inspections of rock art and other cultural sites annually within our lease areas in Murujuga. We also support additional cultural heritage initiatives and research. These include the Desert to the Sea Australian Research Council projects, an Australian-first study of underwater cultural heritage in the area, and the Murujuga Rock Art Monitoring Program, which I will talk to in more detail shortly.

In addition to our approach in Australia, as a global company, we seek to build relationships and engage with Indigenous Peoples in areas where we are active around the world.

So, let’s turn our attention to Murujuga on slide seven.

I am talking about the original country of the Yaburara People that is now cared for by the Ngarda Ngarli, the collective term for the five Traditional Owner groups of Murujuga. I pay my respects to the past and present Yaburara and Ngarda Ngarli Peoples.

Murujuga is also known as the Burrup Peninsula, is located in the Pilbara region of Western Australia, over 1,200 kilometres north of Perth.

The area is known for its petroglyphs – that’s art that is engraved into the rocks—which dates back tens of thousands of years. This rock art depicts a long history of cultural and spiritual life, the effects of changing climate and rising sea levels, and the breadth of Indigenous traditional knowledge that continues to be observed today.

Murujuga holds one of the world’s largest concentrations of rock art, with more than a million recorded petroglyphs.

In 2007 this rock art underpinned the successful National Heritage listing of some parts of Murujuga, and in 2013 the Murujuga National Park was established.

Since 2018, the Murujuga Aboriginal Corporation, who acts on behalf of five local Traditional Custodian groups, along with the Western Australian and Australian governments, have pursued UNESCO’s World Heritage listing of this cultural landscape.

It is also the area where Woodside has operated two LNG processing plants – the North West Shelf operations that was developed in the early 1980s, and Pluto, which commenced construction in 2005.

Now to slide five, slide eight, sorry. In July this year, UNESCO voted to inscribe the Murujuga Cultural Landscape on the World Heritage List. This is the area on the map that is shown on the slide within the enclosed red line and diagonal dash lines. The Woodside-operated Karratha Gas Plant and Pluto LNG facilities are shown on the map as blue dots.

UNESCO’s decision recognised three Outstanding Universal Values – artistic achievement, living cultural traditions and human interaction with the environment.

The petroglyphs which demonstrate artistic achievement were assembled over 50,000 years. The petroglyphs are visually outstanding, demonstrate technical skill, and represent multiple phases in the development of regional and local styles.

The Murujuga Cultural Landscape bears testimony to the living cultural traditions of the Ngarda Ngarli and the spiritual relationship between people and landscape that is at least 50,000 years old.

And the Murujuga Cultural Landscape is an outstanding example of human interaction with the environment over at least 50,000 years. This is a landscape that is patterned by this long-term presence persisting through environmental and climatic changes through the ages.

The listing of Murujuga fulfils a commitment made by the Western Australian Government to the Ngarda Ngarli Traditional Custodians in 2002. The Ngarda Ngarli commenced working with governments in 2018 to nominate Murujuga for its cultural, artistic attributes and record of enduring human interaction.

The World Heritage listing of Murujuga now places it among globally recognised sites like the Great Wall of China, the Pyramids of Egypt, the Great Barrier Reef and Uluru.

It is also historically significant, as the first Indigenous-led nomination accepted and inscribed on UNESCO’s World Heritage List.

This listing enhances protections at all levels of government and draws global attention to the area’s unique cultural heritage values, and to industrial activity in the region.

Moving to slide nine. Government and industry haven’t always got it right when it comes to managing Murujuga’s cultural heritage. Woodside has operated on Murujuga for more than 40 years and we’ve matured our approach to heritage management considerably over this time.

We are committed to the relationships we have built with the Traditional Custodians and the coexistence that we’ve achieved between our operations and the Murujuga Cultural Landscape.

Our partnership with the Murujuga Aboriginal Corporation is long-standing and central to our work within Murujuga.

It is a relationship that has been cultivated and evolved over time.

Starting in the early 1980s, with the construction of the North West Shelf Karratha Gas Plant, the approach taken was to record the rock art that was found. Anything that could be moved without physically destroying it was then taken to another part of Murujuga. The Traditional Custodians were largely excluded from this process and that’s an approach that doesn’t meet today’s standards or community’s expectations.

The Pluto Gas Plant commenced construction in 2005, and Woodside took the lead and implemented a collaborative approach with the Traditional Custodians to identify and manage the cultural impacts.

We understood that it was not just important to preserve the rocks, it was also important that we preserve the context in which they sit. If a rock was associated with turtles where they came onto the beach, it needed to remain near that beach. Some rocks had to face a certain direction, or it needed to be in an area that was restricted to men or restricted to women. This required significant alterations. For example, when constructing the loading jetty at Pluto, it actually had to bend slightly onshore to avoid a nearby site. By preserving as much as possible in situ, the community was still able to benefit from their cultural heritage.

As a result of our approach, more than 90% of the cultural heritage sites within the Pluto lease areas remain intact and are actively managed to ensure ongoing protection.

We’ve continued to refine and improve our approach through to today, to the point where Woodside has played an active part in the World Heritage listing process.

For example, we provided funding for the preparation work, shared technical information required for the assessment, supported the Murujuga Aboriginal Corporation to participate in international forums, hosted the International Council on Monuments and Sites site visit, and contributed to ongoing heritage management initiatives that demonstrate industry and cultural heritage can exist side by side.

By supporting the Traditional Custodians through Murujuga Aboriginal Corporation, Woodside is pleased to have played a small, but significant role in this achievement.

Moving to slide ten.

The World Heritage properties in Australia are protected under the Environment Protection and Biodiversity Conservation Act 1999 - the same legislation and process that manages the National Heritage places.

From our perspective, the World Heritage listing provides greater certainty about the heritage values at Murujuga and informs our approach to sustainability practices, community consultations, and existing and new regulatory approvals, including air quality and environmental management.

For example, the World Heritage listing formalises requirements for continued emissions monitoring beyond the current Murujuga Rock Art Monitoring Program that is due to conclude in 2026, development or updating environmental and cultural heritage management plans, and new reporting by the Australian Government to the World Heritage Committee. The World Heritage listing also reinforces our Traditional Custodian-informed, values-driven approach to consultation processes and cultural heritage management.

In September, the Australian Federal Environment Minister made a declaration under section 10 of the Aboriginal and Torres Strait Islander Heritage Protection Act to protect Murujuga. The declaration acknowledges the historic approvals that allowed heritage disturbance when Woodside’s facilities were first built.

Since that time, Woodside has not relied on, and does not intend to rely on, these old consents for future disturbance of cultural sites or objects.

Our current activities such as Scarborough, Pluto Train 2 and the North West Shelf Project Extension are on previously disturbed land and existing and future operations at these sites do not involve planned impacts to rock art or cultural sites.

Decades of LNG operations have taken place alongside Murujuga’s cultural landscape, with its values protected to a standard that supported the World Heritage listing.

Our approach is guided by Traditional Custodian input, scientific monitoring, and a commitment to continued improvement.

It must be acknowledged that heritage related litigation is also now a significant factor in project timeframes and conditions. Section 10 applications and declarations under the Aboriginal and Torres Strait Islander Heritage Protection Act can delay, restrict or alter developments, and reputational impacts often follow. Woodside is aware of these types of risks, and we have processes that ensure that we are managing and mitigating potential impacts.

For example, a key part of our cultural heritage management includes not only meeting regulatory requirements but where possible, exceeding them by working closely with Traditional Custodians to survey, protect and manage their cultural heritage – particularly in culturally rich landscapes like Murujuga.

Before I hand back to Tony, I’ll conclude with a few key takeaways on slide 11.

First, effective management of cultural heritage, in close consultation with Traditional Owners and Custodians, is fundamental to conducting our business sustainably, and is essential to managing potential risks relating to project approvals and ongoing operations. We choose to work closely with Traditional Custodians who hold the authority and knowledge of heritage values.

Second, through our meaningful and respectful collaboration with Ngarda Ngarli Traditional Custodians, Woodside has established a strong record of cultural heritage management on Murujuga. It hasn’t always been perfect, and we’ve come a long way since the early days of the North West Shelf development in the 1980s. But we now have strong relationships that support cultural heritage performance going well beyond our regulatory requirements, that supports our existing operations and growth projects in the area.

Finally, Woodside has consistently supported the Murujuga World Heritage listing, contributing to efforts to preserve this unique and important cultural landscape for current and future generations. The listing reinforces our approach to working closely with Traditional Owners and Custodians and provides greater certainty in relation to our understanding and management of cultural heritage values. We remain committed to the coexistence of Woodside’s ongoing and future activities with Murujuga’s cultural values.

Thank you once again for your interest in this topic. For those who would like to understand more on Woodside’s broader approach to Indigenous Peoples and cultural heritage, the next slide contains a high-level list of resources where you can find more information.

Tony Cudmore: Well thank you, Sharon. We now have time for Q&A. As a friendly reminder, we ask that you please keep your questions related to today’s topic. We have our upcoming Sustainability Investor Briefing next year where we will be able to address other questions on broader sustainability topics. We’ll start with pre-submitted questions and then move into live Q&A.

Operator: Thank you, Tony. If you have not yet submitted your text question or joined the live audio queue, please do so now. I will introduce each caller by name and ask you to go ahead. You’ll then hear a beep indicating your microphone is live. Our first question is a pre-submitted question from Arti Prasad from Mercer.

Arti asks what are the key challenges you are facing in integrating Indigenous considerations when doing your operations?

Tony Cudmore: Well, well, thank you, Arti. Very much appreciate that question, and of course that the premise of that question is entirely consistent with the way we do approach cultural heritage and the way we conduct our business, so I might ask Sharon to make a few observations in that regard.

Sharon Reynolds: Sure. Thank you, Tony. Integrating First Nations considerations requires commitment and effort, investing in long term relationships and incorporating Indigenous views into our decision making is core and not always as easy in practice as it sounds on paper. Individual opinions can be diverse, but Indigenous decision making is communal, as is set out under the United Nations Declaration on the Rights of Indigenous Peoples. So, one of our key challenges is working through the authorised representative bodies and respecting their authority and views, which sometimes differs from an individual, but often loud voice.

Working in a changing landscape is another challenge. Woodside is aware of the issues and heritage values that are dynamic and may change over time, so what’s suitable today might not be suitable in the future. A heritage site that exists today may change in value in the future and our processes prioritise ongoing engagement that can be adapted to accommodate change.

The regulatory regimes are a key challenge. There is the state and federal heritage legislation, but there’s also the state and federal environmental legislation that intersects and sometimes duplicate the heritage legislation. So, duplication and timely application of these legislations can be challenging.

Operator: Thank you. We will now move on to live questions submitted during the event today. To ask a text question, select the messaging icon and type your question in the box towards the top of the screen and press the send button. To ask a live audio question, press the request to speak button and follow the instructions on screen to join the queue.

Our first live question comes from Erin Kuo-Sutherland from Yarra Capital Management. Erin asks how does Woodside achieve free, prior and informed consent across all relevant Traditional Owner groups, particularly when there is internal disagreement?

Tony Cudmore: Erin, thank you very much. And so perhaps the first thing I’d say is that Woodside’s First Nations Communities Policy is quite clear as to how we approach the question of the principles of seeking free, prior and informed consent. But again, I think Sharon is the leader of our engagement in this area, is probably best placed to speak to this. So, Sharon over to you.

Sharon Reynolds: Sure, thank you. One of our core commitments in Woodside’s 2021 to 2025 Reconciliation Action Plan is the support for Indigenous voices and this is a key principle of free prior and informed consent. So, in practice this means that Woodside engages with Traditional Custodians about our activities, operations and regulatory approvals and we invite conversations, comment and input on these matters. We do appreciate the diversity of view and come across a broad range of individuals. But as I mentioned before, the United Nations Declaration on the Rights of Indigenous Peoples and through the native title processes, it clearly sets out that Indigenous rights are fundamentally communal rights. So, we engage through authorised community bodies. And in 2024, for example, Woodside engaged with over 33 Indigenous representative bodies, and we had over 7,500 engagements to capture the views and ultimately go back to those authorised representative bodies to test and reflect that in our approach.

Operator: Thank you. We have a second question from Erin. How has Woodside evaluated the interaction between industrial emissions and increasing physical climate hazards on Murujuga rock art degradation, particularly the risk that climate change amplifies acidification and particulate damage even at constant emission levels?

Tony Cudmore: Well, Erin, the emissions that are subject to monitoring and particularly I know you’ll be familiar with the Murujuga Rock Art Monitoring Program, which is auspiced by Curtin University with, under the overarching stewardship of the Murujuga Aboriginal Corporation and the Western Australian State Government, does go to a range of factors related to emissions. Those emissions relate primarily to NOX and SOX [Clarification: nitrogen dioxide (NO2) and sulphur dioxide (SO2)], and there are under the MRAMP [Clarification: Murujuga Rock Art Monitoring Program] there are what’s known as an Interim Environmental Quality Criteria, which are attached to the Western Australian State Government’s approval for the North West Shelf Extension. Under the North West Shelf Extension approval of the Federal Government there are also standards that the company has to adhere to with respect to emissions, limits and monitoring. So, they’re the emissions that relate to the sort of scientific envelope for potential impacts to rock art. I think what’s clear from the MRAMP [Clarification: Interim Environmental Quality Criteria of the Murujuga Rock Art Monitoring Program] study - and Sharon might have some comments on this too - and of course, that’s an independent academic study is that, and also the basis for the World Heritage listing itself is that there is the capacity and the demonstrated capacity for industry and cultural heritage to coexist. But Sharon, did you want to make any further comments?

Sharon Reynolds: I think just to reiterate the effectiveness of the Muruga Rock Art Monitoring Program and that under the World Heritage listing conditions, there is the commitment for ongoing monitoring to occur as well so Woodside is, you know, we’re supporting and contributing the state led, with Traditional Custodian, monitoring program and we will continue to work closely with the Traditional Custodians and government on the monitoring and the results to date are demonstrating that there is that ability to successfully coexist.

Operator: That was the final question we have in the system. We’ll just allow a couple more moments to check for any final questions.

Seeing no other questions come in, I’ll hand back to Tony.

Tony Cudmore: Alright well, thank you all very much for your participation in today’s session. That concludes our Q&A.

If you do have further questions, our Investor Relations team would be more than happy to address your questions and feedback after the session.

We look forward to connecting with you again, especially at Woodside’s Sustainability Investor Briefing, in Q1 2026. This event will be hosted by our CEO Meg O’Neill and will focus on Woodside’s material sustainability topics.

On behalf of myself and the Woodside team, we greatly appreciate your continued engagement on Woodside’s sustainability approach and performance. We hope you found today’s session valuable and insightful.

Thank you once again for your time and participation, thank you.

Operator: That concludes today’s call. Thank you for joining us. You may now log out.

[END OF TRANSCRIPT]

INVESTORS	MEDIA

Vanessa Martin	Christine Abbott
M: +61 477 397 961	M: +61 484 112 469
E: investor@woodside.com	E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.